UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2018
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 10, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	$	$	$	$
Revenue	237,229	237,404	243,444	210,158
Cost of sales	186,777	183,381	192,575	162,783
Gross profit	50,452	54,023	50,869	47,375
Gross margin	21.3%	22.8%	20.9%	22.5%
Selling, general and administrative expenses	29,123	34,125	18,776	28,717
Research expenses	3,221	2,889	3,091	2,643
	32,344	37,014	21,867	31,360
Operating profit before manufacturing facility closures, restructuring and other related charges	18,108	17,009	29,002	16,015
Manufacturing facility closures, restructuring and other related charges	107	466	216	410
Operating profit	18,001	16,543	28,786	15,605
Finance costs (income)
Interest	2,462	2,525	2,290	1,283
Other expense (income), net	1,125	(4,693)	593	274
	3,587	(2,168)	2,883	1,557
Earnings before income tax expense (benefit)	14,414	18,711	25,903	14,048
Income tax expense (benefit)
Current	988	(1,064)	2,253	2,753
Deferred	2,132	(1,405)	4,378	1,222
	3,120	(2,469)	6,631	3,975
Net earnings	11,294	21,180	19,272	10,073
Net earnings (loss) attributable to:
Company shareholders (“IPG Net Earnings”)	11,359	21,319	19,244	10,199
Non-controlling interests	(65)	(139)	28	(126)
	11,294	21,180	19,272	10,073
IPG Net Earnings per share
Basic	0.19	0.36	0.33	0.17
Diluted	0.19	0.36	0.32	0.17
Weighted average number of common shares outstanding
Basic	58,801,327	58,831,518	59,171,255	59,153,920
Diluted	59,146,693	59,154,509	59,527,823	59,557,443

Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
	$	$	$	$
Revenue	207,120	209,909	206,559	201,517
Cost of sales	157,980	156,174	161,705	149,715
Gross profit	49,140	53,735	44,854	51,802
Gross margin	23.7%	25.6%	21.7%	25.7%
Selling, general and administrative expenses	25,974	25,576	27,338	26,282
Research expenses	2,978	3,227	2,287	2,734
	28,952	28,803	29,625	29,016
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	20,188	24,932	15,229	22,786
Manufacturing facility closures, restructuring and other related charges (recoveries)	267	(7,744)	6,329	2,090
Operating profit	19,921	32,676	8,900	20,696
Finance costs
Interest	1,148	1,236	1,158	1,022
Other expense, net	428	15	270	411
	1,576	1,251	1,428	1,433
Earnings before income tax expense	18,345	31,425	7,472	19,263
Income tax expense
Current	2,693	3,454	30	3,197
Deferred	2,219	6,272	1,192	2,408
	4,912	9,726	1,222	5,605
Net earnings	13,433	21,699	6,250	13,658
IPG Net Earnings	13,462	21,682	6,250	13,658
Non-controlling interests	(29)	17	—	—
	13,433	21,699	6,250	13,658
IPG Net Earnings per share
Basic	0.23	0.37	0.11	0.23
Diluted	0.22	0.36	0.10	0.22
Weighted average number of common shares outstanding
Basic	59,134,017	58,899,366	58,696,647	58,657,691
Diluted	60,202,147	60,746,886	60,870,914	60,834,393

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of May 9, 2018, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2018 and 2017 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers and therefore can give rise to rounding differences.
Overview

The Company reported a 14.5% increase in revenue for the first quarter of 2018 compared to the first quarter of 2017 and a 0.1% decrease in revenue compared to the fourth quarter of 2017. The increase in revenue for the first quarter of 2018 compared to the first quarter of 2017 was primarily due to additional revenue from the Cantech Acquisition(1) and an increase in average selling price, including the impact of product mix. The decrease in revenue compared to the fourth quarter of 2017 was primarily due to a decrease in sales volume in line with expected business seasonality, partially offset by an increase in average selling price, including the impact of product mix.
Gross margin decreased to 21.3% in the first quarter of 2018 compared to 23.7% in the first quarter of 2017 primarily due to the non-recurrence of insurance proceeds related to the South Carolina Flood ("Insurance Proceeds")(2) of $2.1 million and an increase in average freight costs. Gross margin decreased to 21.3% in the first quarter of 2018 compared to 22.8% in the fourth quarter of 2017 primarily due to a decrease in the spread between selling prices and raw material costs and an increase in average freight costs. The gross margin compression resulting from a decrease in spread and an increase in average freight costs is expected to be temporary as selling price increases announced in the first quarter of 2018 are having a positive effect on gross margin in the second quarter of 2018.

Net earnings attributable to Company shareholders (“IPG Net Earnings”) for the first quarter of 2018 decreased to $11.4 million ($0.19 basic and diluted earnings per share) from $13.5 million for the first quarter of 2017 ($0.23 basic earnings per share and $0.22 diluted earnings per share). The decrease was primarily due to an increase in selling, general and administrative expenses (“SG&A”) and finance costs, partially offset by a decrease in income tax expense and an increase in gross profit. The increase in SG&A is mainly due to an increase in employee related costs, including salaries and other short-term benefits, to support growth initiatives and additional SG&A from the Cantech Acquisition.
Adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) for the first quarter of 2018 decreased to $30.2 million from $30.4 million for the first quarter of 2017. The decrease in adjusted EBITDA was primarily due to an increase in SG&A and the non-recurrence of Insurance Proceeds of $2.1 million realized in the first quarter of 2017, partially offset by adjusted EBITDA contributed by Cantech and an increase in gross profit.

(1)
"Cantech Acquisition" refers to the acquisition by the Company of substantially all of the assets of Canadian Technical Tape Ltd. (doing business as "Cantech"), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017.

(2)
"South Carolina Flood" refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. "Insurance Proceeds" refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively.

Other Highlights:

On May 9, 2018, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on June 29, 2018 to shareholders of record at the close of business on June 15, 2018.
Outlook
The Company's expectations for the fiscal year remain unchanged from those set out in the Company’s December 31, 2017 MD&A and are as follows:

•
Revenue growth in 2018 is expected to be similar to that experienced in 2017, excluding the impact of any merger and acquisitions activity that takes place in 2018, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2018 is expected to be between $135 and $145 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality.

•	Total capital expenditures for 2018 are expected to be between $80 and $90 million.

•
The Company expects an 18% to 23% effective tax rate for 2018 and cash taxes paid in 2018 to be less than one third of the income tax expense in 2018. These expectations exclude the potential impact of changes in the mix of earnings between jurisdictions and any new guidance or legislative revisions made with respect to the Tax Cuts and Jobs Act ("TCJA") enacted into law in the United States on December 22, 2017.

The Company's expectations for the second quarter of 2018 are as follows:

•	Revenue and adjusted EBITDA in the second quarter of 2018 are expected to be greater than in the second quarter of 2017.
Results of Operations
Revenue
Revenue for the first quarter of 2018 totalled $237.2 million, a $30.1 million or 14.5% increase from $207.1 million for the first quarter of 2017, primarily due to:

•	Additional revenue of $16.1 million from the Cantech Acquisition; and

•	An increase in average selling price, including the impact of product mix, of approximately 7.0% which had a favourable impact of approximately $14.5 million primarily due to:

•	a favourable product mix variance primarily in film and certain tape product categories;

•	price increases in film, woven and certain tape products; and

•	a favourable foreign exchange impact of approximately $1.9 million.

Revenue for the first quarter of 2018 totalled $237.2 million, a $0.2 million or 0.1% decrease from $237.4 million for the fourth quarter of 2017, primarily due to:

•
A decrease in sales volume of approximately 5.3% or $12.5 million primarily due to a decrease in demand for certain tape products. The Company believes that the decrease in sales volume was primarily due to expected seasonality in certain carton sealing tape product categories.

Partially offset by:

•	An increase in average selling price, including the impact of product mix, of approximately 4.5% which had a favourable impact of approximately $10.7 million primarily due to:

•	a favourable product mix primarily in the tape product category; and

•	price increases in film and certain tape product categories.

Gross Profit and Gross Margin
Gross profit totalled $50.5 million for the first quarter of 2018, a $1.3 million or 2.7% increase from $49.1 million for the first quarter of 2017. Gross margin was 21.3% in the first quarter of 2018 and 23.7% in the first quarter of 2017.

•
Gross profit increased primarily due to additional gross profit from the Cantech Acquisition partially offset by the non-recurrence of Insurance Proceeds of $2.1 million and an increase in average freight costs.

•	Gross margin decreased primarily due to the non-recurrence of Insurance Proceeds of $2.1 million and an increase in average freight costs.
Gross profit totalled $50.5 million for the first quarter of 2018, a $3.6 million or 6.6% decrease from $54.0 million for the fourth quarter of 2017. Gross margin was 21.3% in the first quarter of 2018 and 22.8% in the fourth quarter of 2017.

•
Gross profit decreased primarily due to a decrease in sales volume which the Company believes was primarily due to expected seasonality in certain carton sealing tape categories, a decrease in the spread between selling prices and raw material costs and an increase in average freight costs.

•	Gross margin decreased primarily due to a decrease in the spread between selling prices and raw material costs and an increase in average freight costs.

The gross margin compression resulting from a decrease in spread and an increase in average freight costs is expected to be temporary as selling price increases announced in the first quarter of 2018 are having a positive effect on gross margin in the second quarter of 2018.
Selling, General and Administrative Expenses
SG&A for the first quarter of 2018 totalled $29.1 million, a $3.2 million or 12.1% increase from $26.0 million for the first quarter of 2017. The increase was primarily due to an increase in employee related costs, including salaries and other short-term benefits, to support growth initiatives and additional SG&A from the Cantech Acquisition.
SG&A for the first quarter of 2018 decreased $5.0 million or 14.7% from $34.1 million in the fourth quarter of 2017. The decrease was primarily due to a decrease in share-based compensation of $5.9 million driven primarily by the decrease in fair value of cash-settled awards, partially offset by an increase in employee related costs resulting from a seasonal increase in payroll taxes and other short-term benefits.
For the first quarter of 2018 and the first and fourth quarters of 2017, advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs") included in SG&A totalled $1.5 million, $0.7 million and $1.9 million, respectively.
Finance Costs (Income)
Finance costs for the first quarter of 2018 totalled $3.6 million, a $2.0 million increase from $1.6 million in the first quarter of 2017, primarily due to an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt.
Finance costs increased $5.8 million for the first quarter of 2018 from income of $2.2 million in the fourth quarter of 2017, primarily due to a decrease in foreign exchange gains and the non-recurrence of the Powerband(1) non-controlling interest put options valuation remeasurement.

(1)	"Powerband" refers to Powerband Industries Private Limited (doing business as "Powerband"), 74% of which was acquired by the Company on September 16, 2016.

Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended
	March 31, 2018	December 31, 2017	March 31, 2017
	$	$	$
Income tax expense (benefit)	3.1	(2.5)	4.9
Earnings before income tax expense (benefit)	14.4	18.7	18.3
Effective tax rate	21.6%	(13.2)%	26.8%

The decrease in the effective tax rate in the first quarter of 2018 compared to the first quarter of 2017 was primarily due to the reduction in the US statutory corporate tax rate as a result of the TCJA, partially offset by an unfavourable change in the mix of earnings between jurisdictions and the elimination and limitation of certain deductions in the US as a result of the TCJA.

The increase in the effective tax rate in the first quarter of 2018 as compared to the fourth quarter of 2017 was primarily due to the non-recurrence of the $9.6 million net tax benefit recognized during the fourth quarter of 2017 mainly as a result of the remeasurement of the US net deferred tax liability using the lower prospective US corporate tax rate provided under the TCJA, partially offset by the benefit recognized during the first quarter of 2018 from the reduction in the US statutory corporate tax rate.
IPG Net Earnings
IPG Net Earnings for the first quarter of 2018 totalled $11.4 million, a $2.1 million decrease from $13.5 million for the first quarter of 2017, primarily due to an increase in SG&A and finance costs, partially offset by a decrease in income tax expense and an increase in gross profit.
IPG Net Earnings for the first quarter of 2018 decreased $10.0 million from $21.3 million for the fourth quarter of 2017, primarily due to (i) an increase in finance costs, (ii) an increase in income tax expense, and (iii) a decrease in gross profit, partially offset by a decrease in SG&A.
Non-GAAP Financial Measures
This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA and free cash flows (please see the “EBITDA and Adjusted EBITDA” section below for a description and reconciliation of EBITDA and adjusted EBITDA and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) loss (gain) on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended
	March 31, 2018	December 31, 2017	March 31, 2017
	$	$	$
Net earnings	11.3	21.2	13.4
Interest and other finance costs (income)	3.6	(2.2)	1.6
Income tax expense (benefit)	3.1	(2.5)	4.9
Depreciation and amortization	10.1	9.9	8.3
EBITDA	28.1	26.4	28.2
Manufacturing facility closures, restructuring and other related charges	0.1	0.5	0.3
M&A Costs	1.5	2.2	0.7
Share-based compensation expense	0.4	6.4	1.2
Impairment of long-lived assets and other assets	—	0.2	—
Loss on disposal of property, plant and equipment	0.1	—	—
Adjusted EBITDA	30.2	35.7	30.4
Adjusted EBITDA totalled $30.2 million for the first quarter of 2018, a $0.2 million or 0.6% decrease from $30.4 million for the first quarter of 2017, primarily due to an increase in SG&A and the non-recurrence of Insurance Proceeds of $2.1 million realized in the first quarter of 2017, partially offset by adjusted EBITDA contributed by Cantech and an increase in gross profit.
Adjusted EBITDA for the first quarter of 2018 decreased $5.4 million or 15.3% from $35.7 million for the fourth quarter of 2017, primarily due to a decrease in gross profit and an increase in SG&A. As discussed above, a decrease in adjusted EBITDA was expected to result from business seasonality.

Off-Balance Sheet Arrangements
There have been no material changes with respect to off-balance sheet arrangements since December 31, 2017 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2017 (“2017 MD&A”).
Working Capital

The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to higher actual sales and inventory increases due to higher anticipated future sales. Such quarters with higher actual sales and higher anticipated sales typically occur in the second, third, and fourth quarters. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 67 in the first quarter of 2018 from 62 in the first quarter of 2017 and 65 in the fourth quarter of 2017. Inventories increased $21.9 million to $150.2 million as of March 31, 2018 from $128.2 million as of December 31, 2017, primarily due to an increase in production as part of a planned, seasonal inventory build and an increase in raw material costs.
The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 42 in the first quarter of 2018 from 40 in the first quarter of 2017 and 41 in the fourth quarter of 2017. Trade receivables increased $4.7 million to $111.3 million as of March 31, 2018 from $106.6 million as of December 31, 2017, primarily due to an increase in the amount and timing of revenue invoiced later in the first quarter of 2018 as compared to later in the fourth quarter of 2017.
The calculations are shown in the following tables:

	Three months ended				Three months ended
	March 31, 2018	December 31, 2017	March 31, 2017		March 31, 2018	December 31, 2017	March 31, 2017
Cost of sales (1)	$186.8	$183.4	$158.0	Revenue (1)	$237.2	$237.4	$207.1
Days in quarter	90	92	90	Days in quarter	90	92	90
Cost of sales per day (1)	$2.08	$1.99	$1.76	Revenue per day (1)	$2.64	$2.58	$2.30
Average inventory (1)	$139.2	$129.1	$108.4	Trade receivables (1)	$111.3	$106.6	$92.0
Days inventory	67	65	62	DSO	42	41	40
Days inventory is calculated as follows:				DSO is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day				Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory				Ending trade receivables ÷ Revenue per day = DSO
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars
Accounts payable and accrued liabilities decreased $19.3 million to $85.6 million as of March 31, 2018 from $104.8 million as of December 31, 2017, primarily due to the timing of payments for inventory as well as SG&A.

Liquidity and Borrowings
The Company finances its operations through a combination of cash flows from operations and borrowings under its $450.0 million revolving credit facility with a syndicate of financial institutions, which includes an incremental accordion feature that could enable the Company to increase the credit limit of this facility by up to $150.0 million, subject to the credit agreement’s existing terms and lender approval (“Revolving Credit Facility”). The Revolving Credit Facility expires in November 2019. The Company relies upon cash flows from operations and funds available under its Revolving Credit Facility to meet working capital requirements, as well as to fund capital expenditures, mergers and acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.

The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the Revolving Credit Facility may be used, as needed, to fund more significant strategic initiatives.
As of March 31, 2018, the Company had drawn a total of $318.6 million against the Revolving Credit Facility, which consisted of $302.3 million of borrowings and $16.3 million of standby letters of credit. This resulted in loan availability of $131.4 million. In addition, the Company had $5.1 million of cash, yielding total cash and loan availability of $136.5 million as of March 31, 2018 as compared to total cash and loan availability of $186.6 million as of December 31, 2017. The decrease in cash and loan availability was primarily due to an increase in net borrowings to meet seasonal working capital needs and to fund capital expenditures.
The Revolving Credit Facility is priced primarily on the London Interbank Offered Rate ("LIBOR") for US Dollar-denominated loans, or other floating rates for revolving credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points (175 basis points as of March 31, 2018 and December 31, 2017) and any mandatory costs. The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. As of March 31, 2018, $223.0 million of borrowings was priced at 30-day US Dollar LIBOR, $75.6 million priced at 30-day Canadian Dollar Offering Rate (“CDOR”), and $3.6 million priced at US Prime Rate. As of December 31, 2017, $181.0 million of borrowings was priced at 30-day US Dollar LIBOR, $74.3 million priced at 30-day CDOR, and $0.9 million priced at US Prime Rate.
The Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00 with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50.0 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $100.0 million and any amounts not expended in the current year may not be carried over to the following year.
The Company was in compliance with all three financial covenants which were 2.54, 6.94 and $18.4 million, respectively, as of March 31, 2018.

Cash Flows

Cash flows from operating activities decreased in the first quarter of 2018 by $9.5 million to an outflow of $20.1 million from an outflow of $10.6 million in the first quarter of 2017 primarily due to a decrease in cash flows from working capital items. Cash flows from working capital items decreased primarily due to a larger increase in inventory and trade receivables as discussed in the section entitled "Working Capital" above, partially offset by less of a decrease in accounts payable in the first quarter of 2018 due to the timing of payments for inventory and SG&A.

Cash flows from operating activities decreased in the first quarter of 2018 by $79.4 million to an outflow of $20.1 million from an inflow of $59.3 million in the fourth quarter of 2017 primarily due to (i) a seasonal investment in working capital consisting of a decrease in accounts payable and accrued liabilities, an increase in inventories and an increase in trade receivables as discussed in the section entitled "Working Capital" above and (ii) a decrease in gross profit.
Cash flows used for investing activities decreased in the first quarter of 2018 by $3.5 million to $18.6 million from $22.1 million in the first quarter of 2017 primarily due to a decrease in capital expenditures primarily related to the completion of the Midland manufacturing facility in late 2017, partially offset by ongoing initiatives discussed in the section entitled "Capital Resources" below.
Cash flows used for investing activities increased in the first quarter of 2018 by $3.0 million to $18.6 million from $15.5 million in the fourth quarter of 2017 primarily due to an increase in capital expenditures to support initiatives discussed in the section entitled "Capital Resources" below.
Cash flows from financing activities increased in the first quarter of 2018 by $19.7 million to an inflow of $35.5 million from an inflow of $15.8 million in the first quarter of 2017 and by $90.7 million from an outflow of $55.2 million in the fourth quarter of 2017 primarily due to an increase in net borrowings to meet working capital needs and to fund capital expenditures as described in the section entitled "Capital Resources" below.

The Company is including free cash flows (a non-GAAP financial measure as defined and reconciled below) because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as detailed in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, decreased in the first quarter of 2018 by $5.8 million to negative $38.5 million from negative $32.7 million in the first quarter of 2017. Free cash flows in the first quarter of 2018 decreased $83.8 million from $45.3 million in the fourth quarter of 2017. The decrease in both periods was primarily due to a decrease in cash flows from operating activities.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended
	March 31, 2018	December 31, 2017	March 31, 2017
	$	$	$
Cash flows from operating activities	(20.1)	59.3	(10.6)
Less purchases of property, plant and equipment	(18.4)	(14.0)	(22.1)
Free cash flows	(38.5)	45.3	(32.7)

Capital Resources
Capital expenditures totalled $18.4 million in the three months ended March 31, 2018, and were funded by the Revolving Credit Facility and cash flows from operations. The Company had commitments to suppliers to purchase machines and equipment totalling $35.9 million as of March 31, 2018 that are expected to be paid out in the next twelve months. These capital expenditures and commitments are primarily to support the Capstone Greenfield Project, the Midland Expansion Project, the Powerband Investment Project, and other strategic and growth initiatives discussed in the section entitled “Capital Resources” in the Company’s December 31, 2017 MD&A. All such initiatives are progressing substantially as planned both in terms of timeline and expenditure levels. In addition, as of May 9, 2018, the Company continues customer trials and validation procedures with regard to the one remaining post-South Carolina Flood masking tape product produced in the Blythewood, South Carolina manufacturing facility and to date has not identified any setbacks.

Contractual Obligations
There have been no material changes with respect to contractual obligations since December 31, 2017 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s 2017 MD&A.

Capital Stock and Dividends
As of March 31, 2018, there were 58,807,410 common shares of the Company outstanding.

The Company's share-based compensation plans include: stock options, Stock Appreciation Rights ("SAR"), Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU"). The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended March 31,
	2018	2017
Equity-settled
Stock options granted	242,918	—
Stock options exercised	7,500	65,000
Cash-settled
SARs exercised	107,500	13,250
PSUs granted	284,571	358,386
RSUs granted	113,047	—
PSUs settled (1)	217,860	—
PSUs forfeited/cancelled	—	6,198
DSUs granted	6,999	7,962
Cash settlements (in millions of US dollars)	$5.1	$0.2

(1)	The number of PSUs earned was 100% of the grant amount based on the total shareholder return ranking versus a specified peer group of companies as of the vesting date.
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available cash-settled award type. An RSU, as defined by the Amended and Restated Performance and Restricted Share Unit Plan, is a right to receive a cash payment equal to the five trading days volume weighted average price ("VWAP") of a common share of the Company on the Toronto Stock Exchange ("TSX") upon completion of time-based vesting conditions. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The fair value of RSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. The RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability.
As of March 31, 2018, $8.5 million was recorded in share-based compensation liabilities, current, and $2.2 million was recorded in share-based compensation liabilities, non-current.
The table below presents the share-based compensation expense (benefit) recorded in earnings in SG&A by award type (in millions of US dollars):

	Three months ended March 31,
	2018	2017
	$	$
Equity-settled	0.1	0.1
Cash-settled	0.4	1.1
Total	0.4	1.2
The Company paid cash dividends of $0.14 per common share on March 30, 2018 to shareholders of record at the close of business on March 20, 2018, respectively, in an aggregate amount of $8.3 million.

On May 9, 2018, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on June 29, 2018 to shareholders of record at the close of business on June 15, 2018.
The dividends paid and payable in 2018 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

Under its normal course issuer bid ("NCIB"), the Company may repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 16, 2018. There were no share repurchases during the three months ended March 31, 2018 and 2017. As of March 31, 2018 and May 9, 2018, there were 3,512,700 shares available for repurchase under the NCIB.

Financial Risk, Objectives and Policies
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. To minimize the long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements that are designated as cash flow hedges.
The terms of the interest rate swap agreements are as follows (in millions of US dollars, except as noted):

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
		$		%
March 18, 2015	November 18, 2019	40.0	Monthly	1.6100
August 18, 2015	August 20, 2018	60.0	Monthly	1.1970
June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
July 21, 2017	July 18, 2022	CDN 90.0 (1)	Monthly	1.6825
August 20, 2018	August 18, 2023	60.0	Monthly	2.0450

(1)
On July 21, 2017, the Company entered into an interest rate swap agreement to minimize the long-term cost of borrowings priced at the 30-day CDOR. The notional amount will decrease by CDN$18.0 million on the 18th of July each year until settlement.

Legal Matters
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with external legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of March 31, 2018.

Critical Accounting Judgments, Estimates and Assumptions
The preparation of the Company’s Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in the Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods. The Financial Statements should be read in conjunction with the Company’s 2017 annual audited consolidated financial statements.

New Standards adopted as of January 1, 2018

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has chosen the modified retrospective method of adoption, and as a result the 2017 comparative period has not been restated to conform to the new IFRS 15 requirements. There was no material impact to the Company’s Financial Statements as a result of adopting IFRS 15.

The Company adopted IFRS 9 (2013) - Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. The new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. There was no material impact to the Company’s Financial Statements as a result of adopting IFRS 9 (2014) and the 2017 comparative period has not been restated.

New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019. The Company is acting as a lessee for its leases. Management has performed a preliminary review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the Company's Financial Statements. Management will review these impacts in more detail before deciding on the adoption method. Based on the Company's current portfolio of leases, management expects:

•	an increase in long-term assets and liabilities, due to the new requirements to record right-of-use assets and related liabilities for operating leases by lessees;

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

•
an insignificant change to net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation.

•
an increase in adjusted EBITDA, as operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure.

Management will continue to refine its models and assumptions in 2018 for these calculations, develop reporting processes to meet the new disclosure requirements, and analyze any new leases or changes to the Company's current lease portfolio.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the

Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States.
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result of the Cantech Acquisition on July 1, 2017, the internal control over financial reporting utilized by the Company prior to the acquisition became the internal control over financial reporting of Cantech, and the Company is currently in the process of evaluating and integrating Cantech's historical internal controls over financial reporting with the Company's. During the three months ended March 31, 2018, other than continuing changes to internal control processes resulting from the Cantech Acquisition, there have been no material changes to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management’s assessment of internal control over financial reporting as of March 31, 2018 did not include the Cantech Acquisition. Cantech is included in the Company’s Financial Statements and represents 11% of total assets as of March 31, 2018 and 7% of revenues for the three months then ended. Subject to the foregoing, the CEO and CFO have concluded that the Company’s internal control over financial reporting as of March 31, 2018 was effective.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2017, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, capital expenditures, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, selling prices, fluctuations in costs, the impacts of new accounting standards, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s greenfield projects and manufacturing facility expansions; the impact of selling price increases; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.